Via Facsimile and U.S. Mail
Mail Stop 6010

July 6, 2006

Mr. Richard C. Christopher
Vice President, Finance, and Chief Financial Officer
Dusa Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, MA 01887

> **Re: Dusa Pharmaceuticals, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-31533**

Dear Mr. Christopher:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2006 and 2005

1. Intangible assets comprise 30% of your total assets for the most recent period. In light of this significance, we believe you should disaggregate your intangible assets to give readers a better understanding of their materiality. Please provide to us, in disclosure-type format, your disaggregated intangible asset amounts by product, therapeutic category, the level at which impairment is evaluated, or in some other manner that would be appropriate.

2.   Tell us where you will report amortization of intangible assets on your statement of operations. Since you acquired developed products, we believe that the related amortization should be included in cost of sales. If you exclude amortization of your intangible assets from cost of sales, you should make parenthetical disclosure as part of the cost of sales caption on the face of your statement of operations. You should not present or discuss gross profit excluding amortization of acquired developed products in your financial statements or MD&A. Please tell us how you will comply with this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 25

3.   We acknowledge your revenue recognition policy as noted herein and within your "Significant Accounting Policies" in the accompanying notes to your condensed consolidated financial statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

   a.)   Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.

   b.)   To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

   c.)   Quantify and provide further information about the shipments that you made during the financial statement periods presented that related to sales incentives and that were in excess of your wholesalers' ordinary course of business inventory levels. Tell us what type of information that you receive from your wholesalers' regarding end-user consumption and correlate that to what triggers your decision to recognize revenue pursuant to the conditions of paragraphs 6 and 8 of SFAS No. 48 and address the "other factors" provided by the Staff within SAB Topic No. 13(A)(4)(b). Additionally, describe the related sales incentives and disclose the terms of any material distribution agreements that you have with your wholesalers.

d.) Provide a roll-forward of each item that reduces your gross revenue for the periods presented, showing the following:

- beginning balance;
- current estimate related to sales made in current period;
- current estimate related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period;
- actual returns or credits in current period related to sales made in prior periods; and
- ending balance.

e.) Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant